                          OMB APPROVAL
OMB Number:              3235-0116
Expires:                    July 31, 2008
           Estimated average burden
hours per response                6.20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                                                                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated May 13, 2007
2	Material Change Report dated May 14, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2007	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492
Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB – BYBUF

FWB – B4K

BUFFALO SPINS OFF URANIUM ASSETS TO AUSTRALIAN EXPLORER BONDI MINING LTD.

Vancouver, B.C., May 13th, 2007 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. (BOM.ASX) in exchange for a 44% stake in that company.

“We have made a strategic decision to maximize the value of our uranium assets by moving them into a separate exploration company in exchange for a major equity position,” stated Buffalo Chairman and CEO Damien Reynolds. “Bondi’s highly experienced management will focus on rapid advancement of these projects, with Buffalo’s shareholders benefiting from the resulting growth in the value of the company.  At the same time Buffalo will focus on growing and advancing its gold assets to become a mid-tier gold producer.”

Terms of the Arrangement

Bondi will acquire 100% of Buffalo’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 km2 in three major uranium provinces in the Northern Territory and Queensland.

In consideration for acquisition of the portfolio, Bondi will issue 25 million of its fully paid ordinary shares to Buffalo Gold along with 5 million options to subscribe for ordinary shares at 60 cents per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.  Bondi will also grant Buffalo Gold the right to appoint two additional members to the Bondi Board of Directors.  Buffalo plans to nominate Damien Reynolds and Mark Dugmore to the Board.

The transaction is expected to be finalized about the 30th of June 2007 and is subject to exchange acceptance.  The transaction will be subject to both companies being satisfied with their due diligence investigations and also subject to Bondi obtaining all necessary shareholder and other approvals for the issue of approximately 44% of its expanded share capital to Buffalo Gold Ltd.

The Uranium Portfolio

In establishing the terms of this agreement, Bondi’s management agreed to a value of approximately AUD$10 million for the uranium portfolio, which includes:

1.

The Murphy Project, Northern Territory, is the southern extension of the Alligator Rivers Uranium field and has similar geological ingredients to the district that hosts 750 million pounds of high grade uranium mineralization further to the north.  The tenement package contains at least 12 untested targets for unconformity-style mineralisation under shallow cover, and will be brought to drill stage in 2007.

2.

The North Maureen Project in Queensland is a large 3,300 km2 package of tenements immediately to the north of the Maureen deposit of Mega Uranium Ltd which is reported to contain an historical Indicated Resource of 6.5 million pounds U3O8 at a grade of 0.12% U3O8, and molybdenum grade of 0.07%.

(ref. www.megauranium.com)  The tenement package contains 18 untested targets under thin cover which show similar characteristics to the Maureen deposit.  These will be advanced by a program of detailed geophysics and drilling in 2007.  The Juntala project, to the south of the North Maureen Project, has potential for uranium mineralization associated with a uranium-rich granite, with indications of mineralisation in overlying sediments and nearby graphitic metasediments.

3.

The Lake Amadeus and Lake Neal projects, located in the southwest portion of the Northern Territory, comprise tenement applications which cover a 60 km long zone of untested uranium airborne radiometric anomalies with strong potential for calcrete-hosted mineralization of a type that currently accounts for approximately 165 million pounds of low production cost, bulk-mineable uranium mineralisation in Australia.

About Bondi Mining Ltd.

Bondi Mining Ltd is an Australian exploration company focused on the creation of shareholder value through mineral discovery.  The company has three active projects in New South Wales where it is exploring for gold, copper and nickel.   Bondi has a cash position of over five million Australian dollars.

In March of this year Bondi announced the appointment of Dr. Rick Valenta as Managing Director of the Company.  Dr. Valenta has a wealth of experience in the resources sector having spent the last 25 years employed in various roles in North America, Central America and Australia.  Most recently Dr. Valenta has played a key role with the highly successful, Canadian based, Fronteer Group where he was Chief Geoscientist of Aurora Energy Resources Inc.   During his tenure at Aurora Dr. Valenta and his team developed a reported Measured and Indicated resource of 58 million pounds of U308, with an additional reported Inferred resource of 38 million pounds of U308.   At the same time market capitalization of the company increased from CDN $216 million to $CDN 1 billion.    (ref. www.aurora-energy.com )

Buffalo’s management team looks forward to working closely with Bondi Mining to successfully advance exploration on the uranium portfolio.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

---------------------------------------------------

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or TF: 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS  –  THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd.
("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

May 13, 2007

Item 3

News Release

A press release was issued on May 13, 2007, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd.

Item 5

Full Description of Material Change

See Schedule “A” attached

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

May 14, 2007

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule “A”

Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to report that it has signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. (BOM.ASX) in exchange for a 44% stake in that company.

“We have made a strategic decision to maximize the value of our uranium assets by moving them into a separate exploration company in exchange for a major equity position,” stated Buffalo Chairman and CEO Damien Reynolds. “Bondi’s highly experienced management will focus on rapid advancement of these projects, with Buffalo’s shareholders benefiting from the resulting growth in the value of the company.  At the same time Buffalo will focus on growing and advancing its gold assets to become a mid-tier gold producer.”

Terms of the Arrangement

Bondi will acquire 100% of Buffalo’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totalling 15,085 km2 in three major uranium provinces in the Northern Territory and Queensland.

In consideration for acquisition of the portfolio, Bondi will issue 25 million of its fully paid ordinary shares to Buffalo Gold along with 5 million options to subscribe for ordinary shares at 60 cents per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.  Bondi will also grant Buffalo Gold the right to appoint two additional members to the Bondi Board of Directors.  Buffalo plans to nominate Damien Reynolds and Mark Dugmore to the Board.

The transaction is expected to be finalized about the 30th of June 2007 and is subject to exchange acceptance.  The transaction will be subject to both companies being satisfied with their due diligence investigations and also subject to Bondi obtaining all necessary shareholder and other approvals for the issue of approximately 44% of its expanded share capital to Buffalo Gold Ltd.

The Uranium Portfolio

In establishing the terms of this agreement, Bondi’s management agreed to a value of approximately AUD$10 million for the uranium portfolio, which includes:

1.

The Murphy Project, Northern Territory, is the southern extension of the Alligator Rivers Uranium field and has similar geological ingredients to the district that hosts 750 million pounds of high grade uranium mineralization further to the north.  The tenement package contains at least 12 untested targets for unconformity-style mineralisation under shallow cover, and will be brought to drill stage in 2007.

2.

The North Maureen Project in Queensland is a large 3,300 km2 package of tenements immediately to the north of the Maureen deposit of Mega Uranium Ltd which is reported to contain an historical Indicated Resource of 6.5 million pounds U3O8 at a grade of 0.12% U3O8, and molybdenum grade of 0.07%.

(ref. www.megauranium.com)  The tenement package contains 18 untested targets under thin cover which show similar characteristics to the Maureen deposit.  These will be advanced by a program of detailed geophysics and drilling in 2007.  The Juntala project, to the south of the North Maureen Project, has potential for uranium mineralization associated with a uranium-rich granite, with indications of mineralisation in overlying sediments and nearby graphitic metasediments.

3.

The Lake Amadeus and Lake Neal projects, located in the southwest portion of the Northern Territory, comprise tenement applications which cover a 60 km long zone of untested uranium airborne radiometric anomalies with strong potential for calcrete-hosted mineralization of a type that currently accounts for approximately 165 million pounds of low production cost, bulk-mineable uranium mineralisation in Australia.

About Bondi Mining Ltd.

Bondi Mining Ltd is an Australian exploration company focused on the creation of shareholder value through mineral discovery.  The company has three active projects in New South Wales where it is exploring for gold, copper and nickel.   Bondi has a cash position of over five million Australian dollars.

In March of this year Bondi announced the appointment of Dr. Rick Valenta as Managing Director of the Company.  Dr. Valenta has a wealth of experience in the resources sector having spent the last 25 years employed in various roles in North America, Central America and Australia.  Most recently Dr. Valenta has played a key role with the highly successful, Canadian based, Fronteer Group where he was Chief Geoscientist of Aurora Energy Resources Inc.   During his tenure at Aurora Dr. Valenta and his team developed a reported Measured and Indicated resource of 58 million pounds of U308, with an additional reported Inferred resource of 38 million pounds of U308.   At the same time market capitalization of the company increased from CDN $216 million to $CDN 1 billion.    (ref. www.aurora-energy.com )

Buffalo’s management team looks forward to working closely with Bondi Mining to successfully advance exploration on the uranium portfolio.